Doc. Control

02017768

NO ACT
P.E 11-8-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

November 9, 2001

Act	1934
Section	10, 14, 11, 15
Rule	10a-1, 14e-5, Reg M, 11d-1, 15c-1
Public Availability	11/9/01

W. John McGuire, Esq.
Morgan, Lewis & Bockius
1800 M Street, N.W.
Washington, D.C. 20036-5869

Re: iShares S&P Global Sector Index Funds
File No. TP 02-17

PROCESSED 132-02336
MAR 0 8 2002
THOMSON FINANCIAL P

Dear Mr. McGuire:

In your letter dated November 8, 2001, as supplemented by conversations with the staff, you request on behalf of the iShares Trust ("Trust"), the iShares S&P Global Consumer Staples Sector Index Fund ("Consumer Fund"), iShares S&P Global Energy Sector Index Fund ("Energy Fund"), iShares S&P Global Financials Sector Index Fund ("Financials Fund"), iShares S&P Global Healthcare Sector Index Fund ("Healthcare Fund"), iShares S&P Global Information Technology Sector Index Fund ("IT Fund"), iShares S&P Global Telecommunications Sector Index Fund ("Telecommunications Fund"), iShares S&P Global Utilities Sector Index Fund ("Utilities Fund"),[1] and persons or entities engaging in transactions in shares of the S&P Global Sector Funds ("iShares"), exemptions from, or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rules 10a-1, 10b-10, 10b-17, 11d1-1, 11d1-2, 14e-5, 15c1-5 and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions on the American Stock Exchange ("AMEX") in iShares and the creation and redemption of Creation Units of iShares.

The Trust is an open-end management investment company, organized as a Delaware business trust on December 16, 1999, and initially consisting of 35 investment series or funds. The Trust previously received relief from the above-described rules for the creation, redemption and trading of these series on the AMEX.[2] The S&P Global Sector Funds are additional series that have been approved for listing on the AMEX[3] and

---

[1] The Consumer, Energy, Financials, Healthcare, IT, Telecommunications and Utilities Funds are collectively referred to as the "S&P Global Sector Funds".

[2] See letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000, File No. TP 00-39 ("TP 00-39 Letter").

[3] See Securities and Exchange Act Release No. 34-44700, August 14, 2001.

CRGH

invest in the common stock consisting of substantially all of the component securities ("Component Securities") of the following indices, to accurately track price and yield performance (each an "Underlying Index" and together, the "Underlying Indices"):[4] the Consumer Fund tracks the S&P Global Consumers Staples Index; the Energy Fund tracks the S&P Global Energy Index; the Financials Fund tracks the S&P Global Financials Index; the Healthcare Fund tracks the S&P Global Healthcare Index; the IT Fund tracks the S&P Global Information Technology Index; the Telecommunications Fund tracks the S&P Global Telecommunications Index; and the Utilities Fund tracks the S&P Global Utilities Index.

We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

Response:

The S&P Global Sector Funds iShares are structurally identical to the initial series issued by the Trust and approved by the Commission. The Underlying Indices that these Funds track are of sufficient size and represent liquid securities. Therefore, the relief afforded to the Trust in the TP 00-39 Letter is extended to cover trading in the S&P Global Sector Funds iShares series, as described in that letter and subject to the same limitations and conditions.

The foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and 14e-5, and Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-1, 11d1-2, 15c1-5, and 15c1-6 are based solely on your representations and the facts presented to staff, and are strictly limited to the application of those rules to transactions involving iShares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and 14e-5, and Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-1, 11d1-2, 15c1-5, and 15c1-6 are subject to the condition that such transactions in iShares, any Component Security, or any related securities, are not made for the purpose of creating actual or apparent active trading in, or raising or otherwise affecting the price of, such securities.

---

[4] The S&P Global Sector Funds will select Component Securities according to a "representative sampling" technique, which approximates the composition and performance of its Underlying Index, without necessarily owning each security in the index.

These exemptions and no-action positions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market
Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

1800 M Street, N.W.
Washington, D.C. 20036-5869
202-467-7000
Fax: 202-467-7176

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

VIA FASCIMILE

November 8, 2001

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 03 2002
DIVISION OF MARKET REGULATION

Mr. James A. Brigagliano
Assistant Director, Trading Practices
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 10-1
Washington, DC 20549

Re: Request for Exemptive, Interpretive and No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended, and Rules 10a-1; 10b-10; 14e-5; 10b-17; 11d1-1; 11dl-2; 15c1-5; and 15c1-6 and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934, as amended: iShares S&P Global Consumer Staples Sector Index Fund, iShares S&P Global Energy Sector Index Fund, iShares S&P Global Financials Sector Index Fund, iShares S&P Global Healthcare Sector Index Fund, iShares S&P Global Information Technology Sector Index Fund, iShares S&P Global Telecommunications Sector Index Fund, and iShares S&P Global Utilities Sector Index Fund

Dear Mr. Brigagliano:

The iShares Trust (the "Trust") is an open-end management investment company which was organized as a Delaware business trust on December 16, 1999. The Trust has registered over 40 investment series and plans to offer yet more series in the future (each, a "Fund" and collectively the "Funds"). The shares of each Fund are referred to herein as "iShares."

The Trust currently lists iShares of each existing Fund on a national securities exchange (an "Exchange") registered with the Securities and Exchange Commission (the "Commission"). The market prices of exchange-traded iShares may vary from their net asset values ("NAVs"). Each Fund issues and redeems iShares at their NAVs only in aggregations of a specified number of iShares, as further discussed below. Given the opportunities for arbitrage, it is not anticipated that any deviation between market price and NAV will be material.

In connection with the secondary market trading of those iShares currently offered by the Trust, the Trust on behalf of itself, the applicable Exchange, and persons or entities engaging in transactions in iShares (collectively, the "Applicants"), as the case may be, previously requested that the Commission and its staff (the "Staff") grant the appropriate exemptive, interpretive and

 Philadelphia Washington New York Los Angeles Miami Harrisburg Pittsburgh Princeton
London Brussels Frankfurt Tokyo

no-action relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10a-1, 10b-10, 14e-5, 10b-17, 11dl-1, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act, and Rules 101 and 102 of Regulation M under the Exchange Act, in connection with secondary market transactions in iShares and the creation or redemption of Creation Unit Aggregations (as defined below in Part II.A.) of iShares. The Commission and Staff has granted such relief through a series of letters.[1]

The Trust now seeks substantially similar relief for the:

- iShares S&P Global Consumer Staples Sector Index Fund ("Consumer Staples Fund");
- iShares S&P Global Energy Sector Index Fund ("Energy Fund");
- iShares S&P Global Financials Sector Index Fund ("Financials Fund");
- iShares S&P Global Healthcare Sector Index Fund ("Healthcare Fund");
- iShares S&P Global Information Technology Sector Index Fund ("Information Technology Fund");
- iShares S&P Global Telecommunications Sector Index Fund ("Telecommunications Fund"); and
- iShares S&P Global Utilities Sector Index Fund ("Utilities Fund").

Each Fund is an "Index Fund" and together, they are the "Index Funds." Post-effective amendment number 14 to the Trust's registration statement was filed with the Commission on August 22, 2001, in order to register the Index Funds and their iShares under the Investment Company Act of 1940 Act, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "Securities Act"). This filing became effective on November 5, 2001. The Trust intends to list the iShares of the Index Funds on the American Stock Exchange (the "Amex"). The Commission has approved proposed rule changes filed by the Amex through which the Amex adopted listing standards to trade shares of the Index Funds. See Release No. 34-44700 (August 14, 2001).

The Trust notes the creation and issuance by an investment company of shares that individually

---

[1] *See* Letters from James A. Brigagliano, Division of Market Regulation to: (1) W. John McGuire, dated October 19, 2001, File No. TP02-07, for the iShares S&P Latin America 40 Index Fund and the iShares S&P/Tokyo Stock Price Index ("TOPIX") Index Fund; (2) W. John McGuire, dated August 15, 2001, File No. TP01-160, for the iShares MSCI EAFE Index Fund; (3) W. John McGuire, dated July 10, 2001, File No. TP01-161, for the iShares Goldman Sachs Technology Industry Multimedia Networking, Goldman Sachs Technology Industry Semiconductor, Goldman Sachs Technology Industry Software, Russell Midcap, Russell Midcap Growth, and Russell Midcap Value Index Funds; (4) Liza M. Ray, dated March 13, 2001, File No. TP01-106, for the iShares Goldman Sachs Technology Index Fund; (5) James T. McHale, dated February 1, 2001, File No. TP01-60, for the iShares Cohen & Steers Realty Majors and the Nasdaq Biotechnology Index Funds; (6) Mary Joan Hoene, dated September 5, 2000, File No. TP00-135 and December 1, 2000, File No. TP01-16, respectively for the iShares S&P 100 and S&P Global 100 Index Funds; and (7) Kathleen H. Moriarty, dated May 16, 2000, File No. TP00-39 for 35 iShares Funds.

trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company is no longer novel. The Commission has in the past nine years considered and approved many such proposals. Some of these exchange-traded products have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the exchanges on which they trade.[2]

I. Parties

A. The Index Funds

The Consumer Staples, Energy, Financials, Healthcare, Information Technology, Telecommunications, and Utilities Funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Global Consumer Staples Index, S&P Global Energy Index, S&P Global Financials Index, S&P Global Healthcare Index, S&P Global Information Technology Index, S&P Global Telecommunications Index, and the S&P Global Utilities Index, respectively (each a "S&P Global Sector Index" and together, the "S&P Global Sector Indices"). Each Index Fund will qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code").

[2] The Commission has previously granted to the Amex exemptive and no-action relief under Rules 10a-1; 10b-6; 10b-7; 10b-10; 14e-5 (formerly 10b-13); 10b-17; 11d1-2; 15cl-5; and 15cl-6 under the Exchange Act with respect to the trading of SPDRs® and MidCap SPDRs™; Select Sector SPDRs™, and The Nasdaq-100 Trust(SM); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Senior Vice President and General Counsel, Amex, dated January 22, 1993 (regarding SPDRs); letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and General Counsel, Amex, dated April 21, 1995 (regarding MidCap SPDRs); letters dated December 14, 1998 and December 22, 1998, respectively, from Larry E. Bergman, Senior Associate Director, Division of Market Regulation and James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Gordon, Altman, Butowsky, Weitzen, Shalov (each regarding Select Sector SPDRs); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and Counsel, Amex, dated March 3, 1999 (regarding Nasdaq 100). The Commission also granted similar exemptive or no-action relief to The CountryBaskets(SM) Index Fund, Inc. with respect to the trading of CountryBaskets(SM); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Michael Simon, Milbank, Tweed, Hadley & McCloy, dated March 22, 1996, and letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Tuuli-Ann Ristkok, Donovan Leisure Newton & Irvine and Stephen K. West, Sullivan & Cromwell, dated March 22, 1996; and Foreign Fund, Inc. (now called iShares, Inc.) with respect to the trading of World Equity Benchmark Shares™ (now called iShares MSCI); *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996, and letter from James A. Brigagliano, Division of Market Regulation to Donald R. Crawshaw, Esq., dated May 10, 2000. The Commission also granted the Amex exemptive and no-action relief with respect to the trading of DIAMONDS(SM), including relief under Rule 101 of Regulation M; *see* letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to James F. Duffy, Amex, dated January 9, 1998.

Representative Sampling. Each Index Fund intends to use Representative Sampling to track its corresponding index. This means that each Index Fund will be invested in a representative sample of securities in its underlying index (hereinafter "Underlying Index"), which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index. (The securities owned by each Index Fund are hereinafter referred to as "Fund Securities."). The investment advisor will take into consideration, among other things, the number of securities in the index, the liquidity of the underlying securities, restrictions on the ownership of securities, transaction expenses and other trading costs, and tax and other regulatory restrictions, when developing the representative sample of component securities. A fund that uses Representative Sampling generally does not hold all of the securities that are included in its Underlying Index. Each Index Fund, however, will concentrate to approximately the same extent that its Underlying Index concentrates in the securities of a particular country, industry or group of industries.

B. The S&P Global Sector Indices

1. The S&P Global Consumer Staples Index

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the consumer staples sector of the S&P Global 1200 Index. Component companies include: distillers and vintners, producers of soft drinks, durable and non-durable household product manufacturers, drug retailers, food retailers, other food companies, tobacco and agricultural companies. The Index is comprised of securities of companies in: Australia, Brazil, Canada, France, Great Britain, Japan, Mexico, Netherlands, Norway, Spain, Switzerland, Taiwan and the United States.

As of September 30, 2001, there were 84 components in the S&P Global Consumer Staples Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
Philip Morris	8.4893
Coca Cola Co.	8.0487
Procter & Gamble	7.1315
PepsiCo Inc.	6.5504
Nestle SA	6.5043
Anheuser-Busch	2.7157
Walgreen Co.	2.7059
Diageo	2.5999
Kimberly-Clark	2.4754
Colgate-Palmolive	2.4360

2. The S&P Global Energy Index.

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the energy sector of the S&P Global 1200 Index. Component companies include: oil equipment and services, oil exploration and production, and oil refineries. The Index is comprised of securities of companies in: Argentina, Australia, Austria, Brazil, Canada, France, Great Britain, Italy, Japan, Netherlands, Norway, Spain, and the United States.

As of September 30, 2001, there were 51 components in the S&P Global Energy Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
Exxon Mobil Corp.	24.324
BP plc	16.2635
Royal Dutch Petroleum Company	9.3864
TotalFinaElf SA	8.9441
Shell Transport & Trading Company	6.4256
Chevron Corp.	4.9136
Texaco Inc.	3.2417
ENI SpA	2.7073
Schlumberger Ltd.	2.2262
Phillips Petroleum	1.7958

3. The S&P Global Financials Index.

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the financials sector of the S&P Global 1200 Index. Component companies include: major banks, diversified financial companies, insurance companies, real estate companies, savings and loan associations, and securities brokers. The Index is comprised of securities of companies in: Argentina, Australia, Belgium, Brazil, Canada, Denmark, France, Germany, Great Britain, Hong Kong, Ireland, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Portugal, Singapore, Spain, Sweden, Switzerland, Taiwan and the United States.

As of September 30, 2001, there were 209 components in the S&P Global Financials Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
Citigroup Inc.	6.5016
American Int'l. Group	6.1369
HSBC Holdings plc	3.0965
Bank of America Corp.	2.6504
Fannie Mae	2.5251
Wells Fargo	2.1797

J.P. Morgan Chase & Co.	1.9629
Royal Bank of Scotland Group	1.7814
UBS AG	1.7422
Lloyds TSB Group	1.7057

4. The S&P Global Healthcare Index.

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the healthcare sector of the S&P Global 1200 Index. Component companies include: health care providers, biotechnology companies and manufacturers of medical supplies, advanced medical devices and pharmaceuticals. The Index is comprised of securities of companies in: Australia, Belgium, Canada, Denmark, France, Germany, Great Britain, Ireland, Japan, Switzerland and the United States.

As of September 30, 2001, there were 70 components in the S&P Global Healthcare Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
Pfizer, Inc.	12.1313
GlaxoSmithKline plc	8.3301
Johnson & Johnson	7.9153
Merck & Co.	7.3727
Novartis AG	5.2914
Bristol-Myers Squibb	5.2350
Lilly (Eli) & Co.	4.1957
AstraZeneca	3.8569
Abbott Labs	3.7583
American Home Products	3.6496

5. The S&P Global Information Technology Index.

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the information technology sector of the S&P Global 1200 Index. Component companies include: those involved in the development and production of technology products, including computer hardware and software, telecommunications equipment, microcomputer components, integrated computer circuits and office equipment utilizing technology. The Index is comprised of securities of companies in: Canada, Finland, France, Germany, Great Britain, Japan, Korea, Netherlands, Singapore, Spain, Sweden, Taiwan and the United States.

As of September 30, 2001, there were 138 components in the S&P Global Information Technology Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
Microsoft Corp.	16.1502
International Bus. Machines	8.8479
Intel Corp.	7.7326
Cisco Systems	5.6949
Nokia Oyj	4.2014
Oracle Corp.	4.0342
Dell Computer	3.1090
Texas Instruments	2.5804
Motorola Inc.	1.9745
Hewlett-Packard	1.7026

6. The S&P Global Telecommunications Index

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the telecommunications sector of the S&P Global 1200 Index. Component companies include: diversified communication carriers and wireless communications companies. The Index is comprised of securities of companies in: Argentina, Australia, Brazil, Canada, Denmark, Finland, France, Germany, Great Britain, Hong Kong, Italy, Japan, Korea, Mexico, Netherlands, Portugal, Singapore, Spain, Sweden, Switzerland and the United States.

As of September 30, 2001, there were 52 components in the S&P Global Telecommunications Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
Vodafone Group PLC	13.0134
SBC Communications Inc.	12.4905
Verizon Communications	11.9208
BellSouth	6.1774
AT&T Corp.	5.3529
NTT Docomo, Inc,	4.2922
British Telecommunications plc	3.7924
Telefonica, S.A.	3.6443
Nippon Tel&Tel Co.	3.4593
Deutsche Telekom AG	3.2532

7. S&P Global Utilities Index

This Index measures the performance of companies that are of major importance in the global markets and only includes companies in the utilities sector of the S&P Global 1200 Index. Component companies include: electric utilities, gas utilities and water utilities. The Index is comprised of securities of companies in: Belgium, Brazil, Canada, Chile, France, Germany, Great Britain, Hong Kong, Italy, Japan, Korea, Malaysia, Portugal, Spain and the United States.

As of September 30, 2001, there were 83 components in the S&P Global Utilities Index and the top ten component securities represented the following percentage weightings:

Top 10 Component Securities	% of Portfolio
E.On AG	5.2097
Suez SA	4.5629
Duke Energy	4.4610
Tokyo Electric Power	4.0918
Enron Corp.	3.6048
El Paso Corp.	3.5581
Southern Co.	2.5439
Endesa - Empresa Nacional de Electricida	2.2574
RWE AG	2.2039
Dominion Resources	2.1984

Component Changes for each S&P Global Sector Index. Changes in the number of shares outstanding are driven by corporate events such as stock dividends, splits, and rights issues will be adjusted on the ex-date. Share changes of 5% or greater are implemented when they occur. All share changes of less than 5% are updated on a quarterly basis (on the third Friday of March, June, September, and December or at the close of the expiry of futures contracts). Implementation of new additions, deletions, and changes to the float adjustment, due to corporate actions, will be made available at the close of the third Friday in March, June, September and December. Generally, index changes, due to rebalancing, are announced 2 days before the effective date by way of a news release posted on www.spglobal.com.

C. The Advisor

Barclays Global Fund Advisors ("BGFA" or the "Advisor") serves as advisor to the Index Funds pursuant to an investment advisory agreement between the Trust and BGFA. BGFA is located at 45 Fremont Street, San Francisco, California 94105. It is a wholly owned subsidiary of Barclays Global Investors, N.A. ("BGI"), which in turn is an indirect subsidiary of Barclays Bank PLC. BGI, and its affiliates, is the world's largest manager of institutional investment assets. As of May 31, 2001, BGI and its affiliates, including BGFA, provided investment advisory services for assets in excess of $785 billion.

D. The Distributor

SEI Investments Distribution Company (the "Distributor") acts as the distributor of iShares in Creation Unit Aggregations, as defined below in II.A. The Distributor has entered into an agreement with the Trust pursuant to which it will distribute iShares of each Fund, including the Index Funds. The agreement will continue for two years from its effective date and will be renewable annually thereafter. iShares will be continuously offered for sale by the Funds through the Distributor only in Creation Unit Aggregations, as described in the Trust's prospectus. The Distributor will deliver the Trust's prospectus and statement of additional information to persons purchasing Creation Unit Aggregations and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer registered under the Exchange Act and a member of the National Association of Securities Dealers, Inc. The Distributor has no role in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds.

E. Management - Indexing Approach

The Trust's Board of Trustees (the "Board") has responsibility for the overall management of the Funds. The Advisor, subject to the supervision of the Board, is responsible for the investment management of each Fund. As described in the Trust's prospectus, the Funds are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, each Fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its Underlying Index by investing in a portfolio of stocks that seeks to replicate the relevant Underlying Index through the use of quantitative analytical procedures. Fund assets not invested in securities that comprise the relevant Underlying Index may be invested in stock index futures tied to such Underlying Index.

II. Proposal

A. Reason for this Request

Each Index Fund will issue and redeem iShares only in aggregations of at least 50,000 iShares ("Creation Unit Aggregations"). Purchasers of Creation Unit Aggregations will be able to separate the Creation Unit Aggregations into at least 50,000 individual iShares. It is expected that a Creation Unit Aggregation will have an initial value of at least $2.0 million. The number of iShares in a Creation Unit Aggregation will not change (except in the event of a stock split or similar revaluation).

The Trust's application to list iShares of each Index Fund on the Amex has been approved. Other than the listing on the Amex, it is not expected that the Distributor or any other entity will maintain a secondary market in individual iShares. One or more Amex member firms will act as designated specialists and maintain a market for the iShares that trade on the Amex. iShares of the Index Funds will trade on the Amex in a manner similar to the way other exchange-traded funds, such as the other iShares Funds, iShares MSCI, SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, and Nasdaq-100 Shares trade on the Amex.

As stated earlier, the Trust has filed with the Commission a registration statement to permit the Trust to offer and sell iShares of the Index Funds. The various disclosure documents and marketing materials will describe the significant features of iShares.

iShares are registered in book-entry form only. The Index Funds will not issue individual share certificates for iShares. The Depository Trust Company ("DTC") or its nominee will be the record or registered owner of all outstanding iShares. Beneficial ownership of iShares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant").

Beneficial owners of iShares ("Beneficial Owners") will receive all of the statements, notices, and reports required under the 1940 Act and other applicable laws. They will receive, for example, annual and semi-annual reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of distributions, IRS Form 1099-DIVs, etc. Because the Trust's records reflect ownership of iShares by DTC only, the Trust will furnish these statements, notices, and reports to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of the other iShares Funds listed on the Amex, iShares MSCI, SPDRs, MidCap SPDRs, DIAMONDS, Select SPDRs, and Nasdaq-100 Shares, and is similar to that used by funds whose shares are owned through mutual funds supermarket intermediaries, such as Charles Schwab's OneSource.

B. Purchasing iShares

The Index Funds will issue iShares only in Creation Unit Aggregations and generally only in exchange for an in-kind deposit of securities by the purchaser, together with a deposit of a specified cash payment described more fully below. The in-kind deposit will consist of a basket of securities (the "Deposit Securities") selected by the Advisor to correspond to the price and yield performance of the Underlying Index. The identities and amounts of the Deposit Securities will be determined by the Advisor and made publicly available. By requiring that purchase (and redemption) transactions involving iShares be in-kind, rather than in cash, the Trust can minimize portfolio turnover, brokerage expenses, and other transaction costs.[3]

The Index Funds will offer and sell iShares in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The iShares' NAV will be determined as of the close of regular trading on the New York Stock Exchange ("NYSE") on each day that the NYSE is open (a "Business Day").

Individual iShares of the Index Funds will be listed on the Amex and traded in the secondary market in the same manner as other securities. The price of iShares trading on the Amex will be based on a current bid/offer market and may vary from NAV. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Index Funds. Transactions involving the sale of iShares on the Amex -- which will be between purchasers and sellers and will not involve the Index Funds -- will be subject to customary brokerage commissions or mark-ups and charges.

The pricing of iShares of the Index Funds by means of bids and offers on the Amex in the secondary market is not novel. As noted above, iShares of most of the Trust's other Funds are

[3] Notwithstanding the benefits of in-kind transactions, the Funds may allow a purchaser to substitute cash for some or all of the Deposit Securities.

Morgan, Lewis & Bockius LLP

listed and traded on the Amex. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by SPDRs, MidCap SPDRs, DIAMONDS, iShares MSCI, Nasdaq-100 Shares, and Select Sector SPDRs, whose individual iShares all trade on the Amex. Applicants have been informed that these products have traded at, or very close to, their respective NAVs since their trading commenced.[4] Like those products, the price at which iShares of the Index Funds trade on the Amex will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that iShares similarly do not trade at a material premium or discount in relation to NAV.

C. Placement of Orders to Purchase Creation Unit Aggregations

All orders to purchase iShares of the Index Funds must be placed with the Distributor by or through an "Authorized Participant," which is a DTC Participant. The Index Funds will recoup the settlement costs charged by DTC by imposing a "Transaction Fee" on investors purchasing or redeeming Creation Unit Aggregations. The purpose of the Transaction Fee is to impose the costs associated with the purchase and redemption of Creation Unit Aggregations on those purchasing and redeeming.[5] The statement of additional information for the Index Funds provides complete disclosure about the Transaction Fee.

All orders to purchase Creation Unit Aggregations must be received by the Distributor no later than the closing time of the NYSE ("Closing Time") on the date the order is placed (the "Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date. The Distributor will maintain a record of Creation Unit Aggregation purchases.

The Distributor will transmit all purchase orders to the Index Funds. Any order that is not in proper form will be rejected. After an Index Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct it to initiate "delivery" of the appropriate number of iShares to the book-entry account specified by the purchaser. The Distributor will furnish a prospectus and a confirmation to those placing purchase orders.

[4] An exception is the experience of the Malaysia (Free) iShares MSCI Index Fund, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998. Since the time of that announcement, the Malaysia iShares MSCI have traded on the Amex at substantially wider spreads to NAV than they had prior to the announcement. Applicants note that the pricing of iShares MSCI generally is subject to additional factors not relevant to exchange-traded funds which are based on underlying indices comprised primarily of U.S. equities. These factors include non-overlapping trading hours of domestic and foreign exchanges, currency conversion factors, and local holiday schedules.

[5] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Securities, the purchaser will be assessed a higher Transaction Fee to offset the increased cost to the Fund of buying or selling those particular Deposit Securities.

D. Payment for Creation Unit Aggregations

Persons purchasing Creation Unit Aggregations from the Index Funds generally must make an in-kind deposit of Deposit Securities transferred through DTC together with an amount of cash specified by the Advisor (the "Balancing Amount"). The Deposit Securities and the Balancing Amount collectively are referred to as the "Fund Deposit." As noted above, the Deposit Securities correspond generally to Fund Securities of the Index Funds. The Balancing Amount is a cash payment designed to ensure that the NAV of a Fund Deposit is identical to the NAV of the Creation Unit Aggregation it is used to purchase. The Balancing Amount is an amount equal to the difference between the NAV of a Creation Unit Aggregation and the market value of the Deposit Securities.[6]

The Advisor will make available through the Distributor on each business day, prior to the opening of trading on the Amex, a list of the name and the required number of shares of each Deposit Security to be included in the Fund Deposit for the Index Funds.[7] The Advisor also will make available on a daily basis information about the previous day's Balancing Amount. In addition to the information made available by the Advisor, the Amex will disseminate: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market price of an iShare, and (ii) every 15 seconds throughout the trading day, separately from the consolidated tape, a calculation of the estimated NAV of an iShare (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, iShares of the Index Funds are selling at a premium or a discount to NAV.

Each Index Fund reserves the right to require the substitution of an amount of cash to replace any Deposit Security. Substitution might be required, for example because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Fund Deposit; (2) may not be eligible for transfer through the DTC Process[8]; (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (4) may be in the process of being deleted from an Underlying Index. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Fund Deposit are expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee to collect the extra expense from the purchaser.

[6] If the market value of the Deposit Securities is greater than the NAV of a Creation Unit Aggregation, then the Balancing Amount will be a negative number, in which case the Balancing Amount will be paid by the Fund to the purchaser, rather than vice-versa.

[7] The identity and number of shares of the Deposit Securities required for a Fund Deposit will change from time to time in response to changes in the composition of an Underlying Index, stock splits or other corporate actions, or portfolio adjustments by the Advisor.

[8] It is rare that a listed security is ineligible for transfer through one of these clearing systems.

E. Redemption of iShares

Just as iShares can be *purchased* from each Index Fund only in Creation Unit Aggregations, such shares similarly may be *redeemed* only if tendered in Creation Unit Aggregations (except in the event an Index Fund is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, iShares will generally be redeemed in-kind, together with a small cash payment, as described more fully below.

iShares in Creation Unit Aggregations of the Index Funds will be redeemable on any day on which the NYSE is open in exchange for a basket of securities ("Redemption Securities") and a cash payment. The Redemption Securities received by a redeeming investor will be those Fund Securities announced by BGFA on the Business Day that the request for redemption is received in final form. Depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to an Index Fund a cash amount equal to the Balancing Amount.

The Index Funds may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if an Index Fund determines, in its discretion, that such alternative is warranted. For example, this could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. In this case, a redeeming investor may be an investment banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.

As with purchases, redemptions of iShares in Creation Unit Aggregations will be made through DTC and will include a Transaction Fee. In addition, settlement will occur no later than the third Business Day following the day on which a purchase or redemption order is deemed received by the Distributor (or "T+3 settlement").

F. Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners for reinvestment of their cash proceeds but certain brokerage firms may make the Service available to their clients. The Trust's disclosure documents will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of the Service through such broker. The Trust's disclosure documents will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. iShares acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of iShares. No Balancing Amount will be required in connection with acquiring these iShares because such acquisition is a secondary market transaction and not a creation of iShares at current NAV. Brokerage commissions, if any, incurred in purchasing

Morgan, Lewis & Bockius LLP

iShares with the cash from the distributions will be an expense borne by the Beneficial Owners participating in reinvestment through the Service.

G. Disclosure Documents

The purchase of iShares in Creation Unit Aggregations or in secondary market transactions will be accompanied or preceded by a statutory prospectus.[9] The Distributor will coordinate the production and distribution of prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a prospectus is provided to each secondary market purchaser of iShares.

H. Comparison of the Trust to the Other Funds Which Have Sought Similar Commission Action

The relief requested in this letter is similar to the relief granted by the Commission to the other Funds of the Trust which currently are listed and traded on the Amex, Chicago Board Options Exchange ("CBOE"), and NYSE, and to the iShares MSCI Index Funds (formerly known as WEBS, and the Foreign Fund), the Select Sector SPDR Trust, and CountryBaskets Index Fund. The relief requested herein also is similar to that granted to certain unit investment trusts, namely SPDR Trust, Series I; MidCap SPDR Trust, Series 1; Diamonds Trust, Series 1; and Nasdaq-100 Trust, Series 1,[10] all of which are listed on the Amex.

III. Requests for Relief

A. Rule 10a-1

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in iShares of the Index Funds is appropriate insofar as iShares are derivative securities based on a stock index. Application of Rule 10a-1 to transactions of each Index Fund's iShares would not further the rule's purposes, and exempting such transactions would not be inconsistent with such rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The market prices of iShares of the Index

[9] The Trust has filed an application to seek an exemption from Section 24(d) of the 1940 Act. *In the Matter of iShares, Inc., et al.* (File No. 812-10884). If granted, the exemption would be conditioned on an undertaking that investors purchasing iShares from or through dealers in the secondary market will receive a short "Product Description" or other similar disclosure document in lieu of the lengthier statutory prospectus. The Product Description, if permitted, will provide a plain English description of the relevant Fund and the iShares it issues.

[10] *See supra* footnote 2.

Funds will fluctuate in accordance with changes in NAV and supply and demand on the Amex. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for iShares will be closely related to, but not identical to, the same forces influencing the prices of the component securities of the Underlying Index of each Index Fund trading individually or in the aggregate at any point in time. Any temporary disparities in market value between iShares and the relevant component securities would tend to be corrected immediately by arbitrage activity. Moreover, iShares in Creation Unit Aggregations or multiples thereof may be redeemed on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in iShares to be utilized to depress iShare prices. Moreover, it would similarly be economically futile for short sales in iShares to be utilized to depress particular stocks in the Underlying Index of each Index Fund.

Because each Index Fund will qualify as a "regulated investment company" under the Internal Revenue Code, each Index Fund cannot invest more than 25% of its assets in a single stock. Therefore, even if an issuer represents a large portion of an index, a short seller with manipulative intent must spend at least $4 for every $1 of market impact. The economic impracticality of such a strategy is apparent. Moreover, a ratio as favorable to the potential manipulator as 4:1 would exist only in the case of extremely large issuers. It is unlikely that even unrestricted short sales would have significant market impact on the stock of such issuers.

The trading market for iShares of the Index Funds would be adversely affected if Rule 10a-1 operated to prevent dealers or the specialist from making short sales of iShares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for iShares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales which may be made in connection with redemptions of iShares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust requests that the Commission grant an exemption from Rule 10a-1 to permit sales of iShares of the Index Funds without regard to the "tick" requirements of Rule 10a-1.

B. Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities.

We understand that while broker-dealers that: (i) tender Deposit Securities through the Distributor in return for Creation Unit Aggregation(s) or (ii) redeem Creation Unit Aggregations generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Unit Aggregations, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of iShares of the Index Funds to bid for or purchase, redeem or engage in other secondary market transactions in such iShares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, iShares are not redeemable except in Creation Unit Aggregations. Due to the redeemability of the iShares in Creation Unit Aggregations, there should be little disparity between the iShares' market price and their NAV per iShare. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to iShares. Although redemption is subject to the condition of tendering sufficient iShares in Creation Unit Aggregations, the Trust otherwise will function as an open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the iShares in Creation Unit Aggregations, transactions in the iShares of the Index Funds would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit Aggregations of iShares may be created, and iShares in Creation Unit Aggregations may be redeemed in-kind at NAV, on any Business Day. Holders of iShares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of iShares should not vary substantially from their NAV. Because of the redeemability of iShares in Creation Unit Aggregations, any significant disparity between the market price of iShares and NAV should be eliminated by arbitrage activity. Because the NAV of iShares is based on the market value of each Index Fund's portfolio, transactions involving iShares (creations from and redemptions with an Index Fund, purchases and sales in the secondary market) will not affect NAV. Similarly, such transactions should not have a significant effect on the market value of iShares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of shares of Fund Securities of the Index Funds: (i) to purchase Fund Securities for the purpose

Morgan, Lewis & Bockius LLP

of purchasing Creation Unit Aggregations of iShares, and (ii) to tender iShares for redemption in Creation Unit Aggregations and to receive Fund Securities as part of the redemption proceeds.

The Trust requests that the Commission clarify that the tender of iShares to the Index Funds for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, an Index Fund will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of iShares cannot be expected to affect the market price of the Fund Securities. As indicated above, the Distributor will not engage in any secondary market transactions in iShares, either for its own account or for investors'. In addition, the Trust believes that the purchase of Fund Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit Aggregation of iShares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the rule.

In view of the lack of any special financial incentive to create Creation Unit Aggregations of iShares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of iShares to affect significantly iShare pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of iShares or Fund Securities is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and iShares and thus undermine the potential beneficial market effect of iShare trading.

C. Rule 102 of Regulation M

The Trust also requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of iShares in Creation Unit Aggregations, for the reasons previously stated under the request with respect for relief under Rule 101(c)(4), transactions in iShares of an Index Fund would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such rule. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Index Funds to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares. The Trust respectfully submits that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow the Index Funds to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in each Index Fund's iShares are not viable means to manipulate the price of a Fund Security during a distribution of such security. The Trust will redeem the Creation Unit Aggregations of iShares at the NAV of the iShares. Although iShares are traded on the secondary market, iShares may only be redeemed in Creation Unit Aggregations. Thus, the Trust believes that the redemption of iShares at NAV in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

D. Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of iShares (all of which are in Creation Unit Aggregations) of the Index Funds. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of iShares in the secondary market.

The Trust proposes that broker-dealers or other persons acting for their customers in either depositing Deposit Securities in exchange for Creation Unit Aggregations or redeeming iShares in Creation Unit Aggregations for Fund Securities be permitted to provide such customers with a statement of the number of Creation Unit Aggregations created or redeemed without providing a statement of the identity, number and price of shares of individual Deposit Securities included in the Fund Deposit tendered to the Index Funds for purposes of purchasing Creation Unit Aggregations, or the identity, number and price of shares of Redemption Securities to be delivered by the Trust to the redeeming holder. The composition of the Deposit Securities required to be tendered to the Index Funds for creation purposes and of the Redemption Securities to be delivered on redemption will be disseminated by DTC or the Distributor on each Business Day and will be applicable to requests for creations or redemptions, as the case may be, on that day. This information will be publicly available at the Amex and will be made available to requesting broker-dealers or other persons through other third-party information providers. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. We anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable securities, so that specific information in the Rule 10b-10 notification would be redundant.

The Trust agrees that any exemptive relief under Rule 10b-10 with respect to creations and redemptions be subject to the following conditions:

(1) Confirmations to customers engaging in creations or redemptions must state that all information required by Rule 10b-10 will be provided upon request;

(2) Any such request by a customer for information required by Rule 10b-10 will be filled in a timely manner, in accordance with Rule 10b-10(c); and

(3) Except for the identity, number and price of shares of the component securities of the Deposit Securities and Redemption Securities, as described above, confirmations to customers must disclose all other information required by Rule 10b-10(a).

E. Rule 14e-5

Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities of a tender offer, (or a related security) except as part of such tender offer. The dealer-manager of a tender offer is included in a "covered person" subject to the Rule. The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any person (including a member or member organization of an Exchange) acting as a dealer-manager of a tender offer for a Fund Security of the Index Funds: (1) to redeem iShares in one or more Creation Unit Aggregations to the Trust for Fund Securities that may include a security subject to such tender offer, and (2) to purchase iShares during such tender offer. The acquisition of individual Fund Securities by means of redemptions to the Trust would be impractical and extremely inefficient in view of the requirement that a minimum of 50,000 iShares, or multiples thereof, be redeemed. Also, as discussed in the relief requested under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve iShare pricing efficiency.

F. Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c), however, states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that iShares must be redeemed in Creation Unit-size aggregations, iShares are redeemable securities issued by open-end investment companies. Therefore, the exemption under paragraph (c) of Rule 10b-17, should be applicable to the Index Funds.

G. Section 11(d)(1); Rules 11d1-1 and 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-1 provides an exemption from Section 11(d)(1) with respect to any transaction by a broker-dealer who extends credit to a customer under the circumstances provided in paragraphs (a) through (e) of the rule. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a

Morgan, Lewis
& Bockius LLP

registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests that the Staff clarify that Section 11(d)(1) does not apply to broker-dealers that engage in both proprietary and customer transactions in iShares of the Index Funds in the secondary market but do not create Creation Unit Aggregations. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in iShares does not further the purposes of Section 11(d)(1) or Rule 11d1-2.[11] The only compensation a broker-dealer will receive for representing a customer in purchasing iShares is the commission or asset-based brokerage account fee charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. There is no special financial incentive to a broker-dealer, other than the broker-dealer's regular commission, to engage in secondary market transactions in iShares, either as principal or agent.

The Trust also requests that the Staff not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat iShares of the Index Funds, for purposes of Rule 11d1-2, as "securities issued by a registered open-end investment company ... as defined in the Investment Company Act" and thereby extend credit or maintain or arrange for the extension or maintenance of credit on iShares that have been owned by the persons to whom credit is provided for more than thirty days, in reliance on the exemption contained in the rule.

H. Rule 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above in Part III. B and C, the Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Fund Security in an Underlying Index of an Index Fund or of a participation in the distribution of one of the Fund Securities would impose an unnecessary and unjustifiable burden on broker-dealers engaging in Fund iShare transactions for their customers. There is no realistic potential for manipulating the market price of a Fund Security by transactions in iShares. Such a strategy would be both expensive and inefficient and, moreover, each Index Fund will not own more than 10% of any one company's

[11] The Trust notes that broker-dealers that engage in both creation of Creation Unit Aggregations of iShares and secondary market transactions in iShares, and that meet the requirements of Rule 11d1-1, may be covered by the exemptions provided in such rule.

Morgan, Lewis & Bockius LLP

voting securities. Application of the rules could adversely affect the attractiveness of iShares to broker-dealers and thereby affect market liquidity and the utility of iShares as a form of basket trading. The Trust, therefore, requests the Staff to grant no-action relief from application of the rules with respect to creations and redemptions of each Index Fund's iShares and secondary market transactions therein.

IV. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Staff have taken in similar circumstances and for the other Funds of the Trust. Should you have any questions please call the undersigned at (202) 467-7654 or Liza M. Ray at (202) 467-7569.

Very truly yours,

W. John McGuire

W. John McGuire

cc: Brian Baysinger, Office of Chief Counsel, Division of Market Regulation
Brice Prince, Office of Chief Counsel, Division of Market Regulation
Richard Bayus, Office of Risk Management and Control, Division of Market Regulation
Michael Mundt, Branch Chief, Division of Investment Management
Richard Morris, Barclays Global Investors, N.A.
Liza Ray, Morgan, Lewis & Bockius LLP